Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 18, 2009

Registration Statement No. 333-141058-01

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$350,000,000 5.75% Senior Notes due 2019

Issuer:	Boardwalk Pipelines, LP
Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP
Ratings* (Moody’s / S&P):	Baa2 / BBB-
Note type:	Senior Unsecured Notes
Pricing date:	August 18, 2009
Settlement date:	August 21, 2009 (T+3)
Maturity date:	September 15, 2019
Principal amount:	$350,000,000
Benchmark:	U.S. Treasury 3.625% due August 15, 2019
Benchmark yield:	3.524%
Re-offer spread:	+ 225 bps
Re-offer yield to maturity:	5.774%
Coupon:	5.75%
Public offering price:	99.813%
Net proceeds:	Approximately $346.6 million, after deducting the underwriting discount and estimated offering expenses
Optional redemption:	Make whole call T + 35 bps
Interest payment dates:	March 15 and September 15, beginning March 15, 2010
CUSIP / ISIN:	096630AB4 / US096630AB45
Joint book-running managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, J.P. Morgan Securities Inc. at (212) 834-4533 or Wells Fargo Securities, LLC at (800) 326-5897.